Exhibit 1
Member FINRA/SIPC
488 East Winchester Street, Ste 200
Salt Lake City, UT 84107
Phone (801) 320-9606
Fax (801) 320-9610

April 17, 2018

Mr. Derral Eves
Chief Executive Officer
The Chosen, LLC
4 S 2600 W
Suite 5
Hurricane, UT. 84737

Re:
Engagement as Exclusive Placement Agent

Dear Mr. Eves:

This engagement letter agreement (this “Agreement”) sets forth the terms under which Cambria Capital LLC, a FINRA and SEC registered broker-dealer (“we” or “Cambria”), is being engaged to act as the exclusive placement agent for The Chosen, LLC (“you” or the “Company” and collectively, with Cambria, the “Parties”) with respect to certain financial advisory, investment banking and related matters. This engagement agreement (this “Agreement”) will be deemed to be effective as of the date set forth above.

The terms of our engagement are as follows:

1.
Services. In connection with its engagement hereunder, Cambria will act as the exclusive placement agent for the Company’s proposed offering (the “Offering”) of up to a maximum of $13,000,000 of Class A Preferred Units of Membership Interest or other securities (the “Securities”) under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”).

2.
The Offering. We will seek to assist you to raise capital in the Offering through the sale of Securities to both accredited investors and non-accredited investors. We expect that the Offering will result in gross proceeds to the Company of up to $13 million. The actual terms and amount of the Offering will depend on market conditions, and will be subject to negotiation between the Company, Cambria and the prospective investors. The Company expressly acknowledges that: (i) the Offering will be undertaken an a “best efforts” basis, (ii) Cambria will not be required to purchase any Securities from the Company, and (iii) the execution of this Agreement does not constitute a commitment by Cambria to consummate any transaction contemplated hereunder and does not ensure successful Offering or the ability of Cambria to secure any financing on behalf of the Company.

3.
Fees and Expenses.

(a)           Placement Cash Fee. As compensation to Cambria for its services hereunder in connection with the Offering, the Company agrees to pay Cambria, concurrently with the closing of the Offering, a cash placement fee (the “Placement Fee”) equal to 1.0% of the gross proceeds of the Offering received by the Company from those states where Cambria is designated by the Company as broker-dealer of record. The minimum fee paid to Cambria as cash compensation regardless of the amount of gross proceeds received by Company will be $10,000. This minimum fee shall only be payable to Cambria if and when the closing of the Offering occurs.

(b)           Accountable Expense Allowance. Cambria will receive at the closing of the Offering an accountable expense reimbursement from the gross proceeds received by the Company in the Offering. Cambria estimates that the cost of its counsel will be between $10,000 to $20,000 and agrees to cap its total expenses at $25,000. In the spirit of transparency, we will send proof of expenses with our invoices to the Company for all the costs associated with the offering.

(c)           Retainer Amount. Upon entering into an engagement agreement with Cambria, the Company will pay to Cambria a $10,000 retainer, which will be used by Cambria for the payment of actual, accountable and reasonable out-of-pocket expenses incurred hereunder. The retainer amount shall be set off against and credited toward the accountable expense allowance described above. Any unused portion of the retainer amount will be returned to the Company if the Offering is terminated for any reason.

(d)           Company Expenses. The Company shall be responsible for and pay its own costs and expenses relating to the Offering, including, without limitation, (a) all filing fees and communication expenses relating to the qualification of the Securities to be sold in the Offering with the Securities and Exchange Commission (the “Commission”) and the filing of the offering materials with the Financial Industry Regulatory Authority (“FINRA”) under FINRA Rule 5110, (b) the costs and expenses relating to the listing of such Securities on the OTCQB, OTCQX, Nasdaq market system, NYSE or NYSE MKT as the Company may determine in consultation with Cambria, (c) the costs of all mailing and printing of the Offering documents, the Offering Statement (as defined below), the Offering Circular (as defined below) and all amendments, supplements and exhibits thereto and as many preliminary and final Offering Circulars as Cambria may reasonably deem necessary, (d) the costs of preparing, printing and delivering certificates representing such Securities; (e) the costs and expenses of the transfer agent for such Securities; (f) the costs and expenses of the Company’s accountants and the fees and expenses of the Company’s legal counsel and other agents and representatives.

(e)           Background Checks and Due Diligence Report. Upon the execution of this Agreement, the Company at its own expense will conduct background checks, by a background search firm acceptable to Cambria, for the Company’s senior management and obtain a due diligence report acceptable to Cambria. We estimate the cost of due diligence report will be $5,000 to $10,000. In the spirit of transparency, we will send proof of expenses with our invoices to the Company for all the costs associated with the offering.

(f)           Offering Platform; Escrow Agent. The Company will choose an offering platform and a national bank as escrow agent for the offering of their choice and will handle all KYC, CIP, AML, OFAC, payment (funded via a VidAngel account), subscription from their platform and give Cambria access to this data for compliance review. Cambria shall have the right to approve and be a party to any agreement with a data provider who is supplying this information.

(g)           Amounts Payable in USD. All fees and any other amounts payable hereunder are payable in U.S. dollars, free and clear of any United States or foreign withholding taxes or deductions, and shall be payable to an account designated by Cambria.

4.
Term of Engagement; Relationship of Parties.

(a)           Term of Engagement. The term of Cambria’s engagement hereunder (the “Term”) shall commence on the mutual execution of this Agreement and end on the earlier to occur of: (i) the closing of the Offering and (ii) thirty (30) days after either party gives the other written notice of termination hereunder. For the avoidance of doubt, either Cambria or the Company may terminate this Agreement at any time on thirty (30) days prior written notice for any reason. Upon termination, we will be entitled to collect all fees, if any, earned through the date of termination, and the Company will pay or reimburse Cambria for its actual out-of-pocket expenses through the date of termination, provided Cambria furnishes the Company with receipts as and when requested on such expenses. The Company agrees that: (a) any termination or completion of Cambria’s engagement hereunder shall not affect the Company’s obligation to indemnify Cambria and its affiliates as provided for herein, and (b) any termination of Cambria’s engagement hereunder shall not affect the Company’s obligation to pay fees and reimburse the expenses accruing prior to such termination as provided for herein.

(b)           Relationship of the Parties. Nothing contained in this Agreement shall be construed to place Cambria and the Company in the relationship of partners or joint ventures. Neither Cambria nor the Company shall represent itself as the agent or legal representative of the other for any purpose whatsoever nor shall either have the power to obligate or bind the other in any manner whatsoever. The Company’s engagement of Cambria is not intended to confer rights upon any person not a party hereto (including shareholders, directors, officers, employees or creditors of the Company) as against Cambria or its affiliates, or their respective directors, officers, employees or agents, successors or assigns. Cambria, in performing its services hereunder, shall at all times be an independent contractor. No promises or representations have been made, except as expressly set forth in this Agreement, and the parties have not relied on any promises or representations except as expressly set forth in this Agreement. Nothing contained herein should be construed as creating any fiduciary duties between the Company and Cambria.

5.
Offering Materials; Representations and Warranties.

(a)           If the Company has not already done so, the Company shall, as soon as practicable following the date hereof, prepare and file with the Commission and the appropriate state securities authorities, an Offering Statement on Form 1-A (the “Offering Statement”) under the Securities Act, and an Offering Circular included therein (the “Offering Circular”) covering the Securities to be sold in the Offering. The Offering Statement (including the Offering Circular therein) to the extent not already filed, and all amendments and supplements thereto, will be in form satisfactory to Cambria and counsel to Cambria and will contain such interim and other financial statements and schedules as may be required by the Securities Act and rules and regulations of the Commission thereunder. Cambria and its counsel shall be given the opportunity to make such review and investigation in connection with the Offering Statement and the Company as they deem desirable.

(b)           The Offering Statement will attach this agreement as an exhibit indicating that it is the placement agency or underwriting agreement for the Offering.

(c)           You hereby represent, warrant and agree with Cambria that upon qualification of the Offering Statement, the Offering Circular will comply with the Securities Act, Regulation A promulgated thereunder and any other rules and regulations (as applicable) of the Commission (the “Rules and Regulations”), and the Offering Circular and any and all authorized printed sales literature or other sales materials prepared and authorized by the Company for use with potential investors in connection with the Offering (“Authorized Sales Materials”), including without limitation, all testing the waters material under Rule 255, when used in conjunction with the Offering Circular, will not contain any untrue statements of material facts or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided, however, that the foregoing provisions of this Section 5(c) will not extend to such statements contained in or omitted from the Offering Circular or Authorized Sales Materials as are primarily within the knowledge of Cambria and are based upon information furnished by Cambria in writing to the Company specifically for inclusion therein.

(d)           You hereby authorize Cambria to transmit to the prospective Investors the Offering Circular and Authorized Sales Materials. The Company will advise Cambria immediately of the occurrence of any event or any other change known to the Company which results in the Offering Statement, including the Offering Circular, or the Authorized Sales Materials containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein or previously made, in light of the circumstances under which they were made, not misleading.

(e)           The Company further agrees that Cambria may rely upon, and shall be a third-party beneficiary of, the representations and warranties and applicable covenants and agreements made to the investors in connection with the Offering. Furthermore, at the request of Cambria, the Company shall, at or prior to the initial closing of the Offering, deliver to Cambria a written representation letter making representations and warranties to Cambria that are customary for transactions like the Offering (the “Representation Letter”). Any Representation Letter so delivered shall automatically be incorporated by reference into this Agreement as if set forth in full herein.

6.
Conditions to Closing the Offering. The Offering shall be conditioned upon, among other things, the following:

(a)           Satisfactory completion by Cambria of its due diligence investigation and analysis of: (i) the Company’s business, prospects, industry, financial condition and its arrangements with its officers, directors, employees, affiliates, customers and suppliers, (ii) the audited historical financial statements of the Company as required by the SEC (including any relevant stub period reviews), and (iii) the Company’s projected financial results for the fiscal year ending December 31, 2017 and 2018;

(b)           Approval of the Offering by Cambria’s investment committee;

(c)           FINRA shall not have finally determined that the compensation payable to Cambria hereunder is unreasonable under FINRA Rule 5110;

(d)           Neither the Company nor any of its affiliates has, either prior to the initial filing or the qualification date of the Offering Statement, made any offer or sale of any securities which are required to be “integrated” pursuant to the Securities Act or the regulations thereunder with the offer and sale of the Securities pursuant to the Offering Statement; and

(e)           The Company shall have delivered to Cambria the Representation Letter in form and substance satisfactory to Cambria.

7.
Indemnification, Contribution, and Confidentiality. The Company agrees to indemnify Cambria and its controlling persons, representatives, and agents in accordance with the indemnification provisions set forth in Appendix I hereto, and the parties agree to the confidentiality provisions of Appendix II hereto, all of which are incorporated herein by reference. These provisions will apply regardless of whether the any Offering is consummated.

8.
Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah applicable to contracts executed and to be wholly performed therein without giving effect to its conflicts of laws principles or rules. The Company and Cambria agree that any dispute concerning this Agreement shall be resolved exclusively through binding arbitration before FINRA pursuant to its arbitration rules. Arbitration will be venued in Salt Lake City, Utah (the “Agreed Forum”). Each of the Company and Cambria agree that the Agreed Forum is not an “inconvenient forum” for proceedings hereunder, and each hereby agree to the personal jurisdiction of the Agreed Forum and that service of process by mail to the address for such party as set forth in this letter (or such other address as a party hereto shall notify the other in writing) constitute full and valid service for such proceedings.

9.
Limitation on Liability. Notwithstanding any provision of this Agreement to the contrary, the Company agrees that neither Cambria nor its affiliates, and the respective officers, directors, employees, agents, and representatives of Cambria, its affiliates and each other person, if any, controlling Cambria or any of its affiliates, shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement and transaction described herein in an amount excess of the actual fees paid to Cambria hereunder.

10.
Announcement of Offering. If the Offering is consummated, Cambria may, at its own expense, place a customary announcement in such newspapers and periodicals as Cambria may desire announcing the closing of the Offering, the name of the Company, the securities issued and the gross proceeds of the Offering. The parties agree that any such announcement will be subject to approval by the Company prior to dissemination by Cambria and that such approval will not be unreasonably withheld.

11.
Advice to the Manager. The Company acknowledges that any advice given by us to you is solely for benefit and use of the Manager of the Company and may not be used, reproduced, disseminated, quoted or referred to, without our prior written consent.

12.
Other Engagements. Nothing in this engagement letter shall be construed to limit the ability of Cambria or its respective affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory, or any other business relationship with entities other than the Company, notwithstanding that such entities may be engaged in a business which is similar to or competitive with the business of the Company, and notwithstanding that such entities may have actual or potential operations, products, services, plans, ideas, customers or supplies similar or identical to the Company’s, or may have been identified by the Company as potential merger or acquisition targets or potential candidates for some other business combination, cooperation or relationship. The Company acknowledges and agrees that it does not claim any proprietary interest in the identity of any other entity in its industry or otherwise, and that the identity of any such entity is not confidential information under Appendix II of this engagement letter.

13.
Entire Agreement. This Agreement along with the Representation Letter, when delivered, constitutes the entire Agreement between the parties and supersedes and cancels any and all prior or contemporaneous arrangements, understandings and agreements, written or oral, between them relating to the subject matter hereof, including, without limitation, an engagement agreement signed by the parties on April 16, 2018.

14.
Successors and Assigns. The benefits of this Agreement shall inure to the parities hereto, their respective successors and assigns and to the indemnified parties hereunder and their respective successors and assigns, and the obligations and liabilities assumed in this Agreement shall be binding upon the parties hereto and their respective successors and assigns. Notwithstanding anything contained herein to the contrary, neither Cambria nor the Company shall assign to an unaffiliated third party any of its obligations hereunder.

15.
Counterparts. For the convenience of the parties, this Agreement may be executed in any number of counterparts, each of which shall be, and shall be deemed to be, an original instrument, but all of which taken together shall constitute one and the same Agreement. Such counterparts may be delivered by one party to the other by facsimile, portable document format (“PDF”) or other electronic transmission, and such counterparts shall be valid for all purposes.

We look forward to working with you toward the successful conclusion of this engagement, and developing a long-term relationship with the Company.

Very truly yours, Cambria Capital LLC

By:	/s/ Joel Vanderhoof
Name: Joel Vanderhoof
Title: President

Agreed to and accepted as of
the date first above written

The Chosen, LLC

By: /s/ Derral Eves
       Name: Derral Eves
       Title: CEO

APPENDIX I

INDEMNIFICATION AND CONTRIBUTION

Capitalized terms used in this Appendix shall have the meanings ascribed to such terms in the Agreement to which this Appendix is attached.

The Company agrees to indemnify and hold harmless Cambria and its respective affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended) and their respective directors, officers, employees, agents and controlling persons (Cambria and each such person being an “Indemnified Party”) from and against all losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof), joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, which are related to or result from (1) the performance by Cambria of the services contemplated by or the engagement of Cambria pursuant to, this Agreement or (2) any breach by the Company of any representation or warranty contained in the Agreement, including the Representation Letter, and will promptly reimburse any Indemnified Party on demand for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense arising from any threatened or pending claim, whether or not such claim, action or proceeding is initiated or brought by the Company. The Company will not be liable to any Indemnified Party under the foregoing indemnification and reimbursement provisions, (i) for any settlement by an Indemnified Party effected without the Company’s prior written consent; or (ii) to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from Cambria’s willful misconduct or gross negligence. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to or arising out of the engagement of Cambria pursuant to, or the performance by Cambria of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from Cambria’s willful misconduct or gross negligence.

Promptly after receipt by an Indemnified Party of notice of any intention or threat to commence an action, suit or proceeding or notice of the commencement of any action, suit or proceeding, such Indemnified Party will, if a claim in respect thereof is to be made against the Indemnified Party pursuant hereto, promptly notify the Company in writing of the same. In case any such action is brought against any Indemnified Party and such Indemnified Party notifies the Company of the commencement thereof, the Company may elect to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and an Indemnified Party may employ counsel to participate in the defense of any such action provided, that the employment of such counsel shall be at the Indemnified Party’s own expense, unless (i) the employment of such counsel has been authorized in writing by the Company, (ii) the Indemnified Party has reasonably concluded (based upon advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the Company, or that a conflict or potential conflict exists (based upon advice of counsel to the Indemnified Party) between the Indemnified Party and the Company that makes it impossible or inadvisable for counsel to the Indemnifying Party to conduct the defense of both the Company and the Indemnified Party (in which case the Company will not have the right to direct the defense of such action on behalf of the Indemnified Party), or (iii) the Company has not in fact employed counsel reasonably satisfactory to the Indemnified Party to assume the defense of such action within a reasonable time after receiving notice of the action, suit or proceeding, in each of which cases the reasonable fees, disbursements and other charges of such counsel will be at the expense of the Company; provided, further, that in no event shall the Company be required to pay fees and expenses for more than one firm of attorneys representing Indemnified Parties unless the defense of one Indemnified Party is unique from that of another Indemnified Party subject to the same claim or action. Any failure or delay by an Indemnified Party to give the notice referred to in this paragraph shall not affect such Indemnified Party’s right to be indemnified hereunder, except to the extent that such failure or delay causes actual harm to the Company, or prejudices its ability to defend such action, suit or proceeding on behalf of such Indemnified Party.

If the indemnification provided for in this Agreement is for any reason held unenforceable by an Indemnified Party, the Company agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is held unenforceable (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Cambria on the other hand, of the Offering as contemplated whether or not the Offering is consummated or, (ii) if (but only if) the allocation provided for in clause (i) is for any reason unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand and Cambria, on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and Cambria of the Offering as contemplated shall be deemed to be in the same proportion that the total value received or contemplated to be received by the Company or its shareholders, as the case may be, as a result of or in connection with the Offering bear to the fees paid or to be paid to Cambria under this Agreement. Notwithstanding the foregoing, the Company expressly agrees that Cambria shall not be required to contribute any amount in excess of the amount by which fees paid to Cambria hereunder (excluding reimbursable expenses), exceeds the amount of any damages which Cambria has otherwise been required to pay.

The Company agrees that without the prior written consent of Cambria, which shall not be unreasonably withheld, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provisions of this Agreement (in which Cambria or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company in which such Indemnified Party is not named as a defendant, the Company agrees to promptly reimburse Cambria on a monthly basis for all expenses incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel.

If multiple claims are brought with respect to at least one of which indemnification is permitted under applicable law and provided for under this Agreement, the Company agrees that any judgment or arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the judgment or arbitrate award expressly states that it, or any portion thereof, is based solely on a claim as to which indemnification is not available.

APPENDIX II

INFORMATION TO BE SUPPLIED; CONFIDENTIALITY

Capitalized terms used in this Appendix shall have the meanings ascribed to such terms in the Agreement to which this Appendix is attached.

In connection with the activities of Cambria on behalf of the Company as set forth in the engagement agreement to which this Appendix is attached (the “Agreement”), the Company will furnish Cambria with all financial and other information regarding the Company that Cambria and the Company reasonably believes appropriate to its engagement (all such information so furnished by the Company, whether furnished before or after the date of this Agreement, being referred to, collectively with the Placement Materials, as the “Confidential Information”). The Company will provide Cambria with access to the officers, directors, employees, independent accountants, legal counsel, and other advisors and consultants of the Company. The Company recognizes and agrees that Cambria (i) will use and rely primarily on the Confidential Information and information available from generally recognized public sources in performing the services contemplated by this Agreement without independently verifying the Confidential Information or such other information, (ii) does not assume responsibility for the accuracy or completeness of the Confidential Information or such other information, and (iii) will not make an appraisal of any assets or liabilities owned or controlled by the Company or its market competitors.

Cambria will maintain the confidentiality of the Confidential Information during the Term of this Agreement and following the termination or expiration of the Term and, unless and until such information shall have been made publicly available by the Company or by others without breach of a confidentiality agreement, shall disclose the Information only to its officers, employees, legal counsel, and authorized representatives, as authorized by the Company or as required by law or by order of a governmental authority or court of competent jurisdiction. In the event that Cambria is legally required to make disclosure of any of the Confidential Information, Cambria will: (i) give prompt notice to the Company prior to such disclosure, to the extent that Cambria can practically do so, (ii) reasonably assist the Company at the Company’s cost in seeking a protective order or other relief from the disclosure of the Confidential Information and (iii) if compelled to disclose Confidential Information, limit such disclosure to only those matters which it is compelled to disclose.

The term “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure thereof by Cambria or any Investor; (ii) was available on a non-confidential basis prior to its disclosure; or (iii) becomes available on a non-confidential basis from a third party source who is not known to be under a confidentiality obligation.

Notwithstanding the foregoing, Cambria, as a FINRA Member Firm, shall be permitted to retain one copy of any Confidential Information provided hereunder to the extent required by its compliance procedures and may disclose such Confidential Information to representatives of FINRA or the SEC, to the extent required by applicable rules and regulations of such regulatory bodies, without prior notice to the Company.

Nothing in this Agreement shall be construed to limit the ability of Cambria or its respective affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with entities other than the Company, notwithstanding that such entities may be engaged in a business which is similar to or competitive with the business of the Company, and notwithstanding that such entities may have actual or potential operations, products, services, plans, ideas, customers or supplies similar or identical to the Company’s, or may have been identified by the Company as potential merger or acquisition targets or potential candidates for some other business combination, cooperation or relationship. The Company expressly acknowledges and agrees that it does not claim any proprietary interest in the identity of any other entity in its industry or otherwise, and that the identity of any such entity is not Confidential Information for purposes hereof.